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                                                                     EXHIBIT G-1

Conectiv
Atlantic City Electric Company (70-     )

Notice of Proposal to Amend Charter and Acquire Preferred Shares Pursuant to Cash Tender and Reacquisition of Preferred Shares by Utility Subsidiary: Order Authorizing Proxy Solicitation.

         Conectiv, a Delaware Corporation and registered public utility holding company, and Atlantic City Electric Company ("ACE"), a New Jersey electric utility company and wholly-owned subsidiary of Conectiv, both with principal offices at 800 King Street, Wilmington, DE 19899 has filed an application-declaration pursuant to Sections 6(a) and 7, 9(a) and 10, 12(c), 12(d) and 12(e) of the Act and Rules 42, 43, 51, 54, 62 and 65 thereunder.

         ACE has outstanding 18,320,937 shares of common stock, $3.00 par value, all of which are held by Conectiv. ACE's outstanding preferred stock consists of 300,000 shares of Cumulative Preferred Stock, $100 Par Value issued in six series and 239,500 shares of Preferred Stock Without Par Value issued in one series for a total of 539,500 shares outstanding. No Par Preferred Stock is entitled to the same voting rights and protections as the Cumulative Preferred Stock. (Hereinafter referred to in the aggregate as "Preferred Stock.")

         Article III(7)(B)(c) of the Agreement of Merger dated May 24, 1949 as amended on April 8, 1952 (the "ACE Charter") provides that:

         "III(7)(B) So long as any shares of the Cumulative Preferred Stock are outstanding, the Corporation shall not without the consent (given by vote at a meeting called for that purpose) of the holders of a majority of the total number of shares of the Cumulative Preferred Stock then outstanding:
         . . . .
         . . . .
         "(C) Issue any unsecured notes, debentures or other securities representing unsecured indebtedness, or assume any such unsecured securities, for purposes other than the refunding of outstanding unsecured securities. . .if, . . .the total principal amount of all unsecured notes, debentures or other securities representing unsecured indebtedness issued or assumed by the Corporation and then outstanding. . . would exceed 20% of the aggregate of (i) the total principal amount of all bonds or other securities representing secured indebtedness issued or assumed by the Corporation and then to be outstanding, and
         (ii) the capital and surplus of the Corporation as then to be stated on the books of account of the Corporation;"

         ACE proposes to solicit proxies (the "Proxy Solicitation") from the holders of its outstanding Preferred Stock of each series for use at a special meeting of its stockholders to be held on or about October 14, 1998 to consider a proposed amendment to eliminate paragraph (c ) of Article III(7)(B) from the ACE Charter. Adoption of the proposed amendment requires the affirmative vote of at least two-thirds of the shares of the Preferred Stock as a class. Conectiv as the holder of the Common Stock will vote all shares in favor of the proposed amendment. If the proposed amendment is adopted, Ace proposes to make a special cash payment of $1.00 per share for each share of Preferred Stock properly voted at the meeting provided that such shares are not tendered pursuant to the concurrent tender offer that will be engaged in by Conectiv.

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         Concurrently with the ACE proxy solicitation, Conectiv proposes to undertake a program of acquisition through tender offer (the "Tender Offers" or "Offers") for cash at purchase prices established through market conditions, without premium and through a redemption at $100 or par values (hereinafter referred to collectively as the "Purchase Price") as follows:


    SERIES                    SHARES                     PRINCIPAL AMOUNT             SHARES AUTHORIZED
To be tendered:
4%                            77,000                         $7,700,000                  77,000
4.10%                         72,000                          7,200,000                  72,000
4.35%                         15,000                          1,500,000                  15,000
4.35%                         36,000                          3,600,000                  36,000
4.75%                         50,000                          3,600,000                  50,000

To be redeemed at the call price of $100 per share or tendered if less:

5%                            50,000                          5,000,000                  50,000
The foregoing shall be referred to as the "Tendered Series".

To be offered consent fee only:

7.80%                         23,950                         23,950,000                  70,000
(Referred to as the "Nontendered Series").

         Conectiv anticipates that the Offers will expire at 5:00 p.m. (New York City time) on the date of the Special Meeting, (currently anticipated to be October 14, 1998, unless extended as described below (hereinafter the "Expiration Date"). The Conectiv Offers consist of separate Offers for each Tendered Series, with the Offer for any one Tendered Series being independent of the Offer for any other series. The applicable Purchase Price and the other terms and conditions of the Offers apply equally to all holders of the Tendered Series. The Offers are not conditioned upon any minimum number of shares being tendered, but are conditioned, among other things, on tendering Preferred Shareholder's voting in favor of the Proposed Amendment and the Proposed Amendment being adopted at the Special Meeting. To tender shares in accordance with the terms of the Offer Documents, the tendering Preferred stockholder must either (1) send to The Bank of New York, in its capacity as depositary for the offers, a properly completed and duly executed Letter of Transmittal and Proxy, together with any required signature guarantees and any other documents required by the Letter of Transmittal and Proxy, and either (a) certificates for the shares to be tendered must be received by the Depositary at one of its addresses specified in the Offer Documents, or (b) such Shares must be delivered pursuant to the procedures for book-entry transfer described in the Offer Documents and a confirmation of such delivery must be received by the Depositary, in each case by the Expiration Date; or (2) comply with a guaranteed delivery procedure specified in the Offer Documents. Tenders of shares made pursuant to the Offers may be withdrawn at any time prior to the Expiration Date. Thereafter such tenders are irrevocable, subject to certain exceptions identified in the Offer Documents.

         Conectiv's obligation to proceed with the Offer and to accept for payment and to pay for any tendered shares is made in accordance with Rule 51 under the Act and is subject to various conditions enumerated in the Offer Documents, including, among other conditions, that tendering Preferred Shareholders vote in favor of the Proposed Amendments, that the Proposed Amendments

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be adopted at the Special Meeting and that the Commission issue an order under the Act authorizing the proposed transactions.

         At any time and from time to time, Conectiv may extend the Expiration Date applicable to any series by giving notice of such extension to the Depositary, without extending the Expiration Date for any other Tendered Series. During any such extension, all shares of the applicable Tendered Series previously tendered will remain subject to the offer, and may be withdrawn at any time prior to the Expiration Date as extended.

         Conversely, Conectiv may elect in its sole discretion to terminate one or more offers prior to the scheduled Expiration Date and not to accept for payment and pay for any shares tendered, subject to the applicable provisions of rule 13e-4 under the Securities Exchange Act of 1935 requiring Conectiv either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of an offer, upon the occurrence of any of the conditions to closing enumerating in the Offer Documents, by giving notice of such termination to the Depositary and making a public announcement thereof.

         Subject to compliance with applicable law, Conectiv further reserves the right in the offering documents, in its sole discretion, to amend one or more offers in any respect by making a public announcement thereof. If Conectiv materially changes the terms of an offer or the information concerning an offer or if Conectiv waives a material condition of an Offer (such as the condition that the Proposed Amendment be adopted at the Special Meeting), Conectiv will extend the Expiration Date to the extent required by law.

         Shares validly tendered to the Depositary pursuant to an Offer and not withdrawn in accordance with the procedures set forth in the Offer Documents will be held by Conectiv until the Expiration Date (or returned in the event the Offer is terminated). Subject to the terms and conditions of an Offer, as promptly as practicable after the Expiration Date, Conectiv will accept for payment (and thereby purchase) and pay for shares validly tendered and not withdrawn by depositing the Purchase Price with the Depositary, which will act as agent for tendering Preferred Stockholders for the purpose of receiving payment from Conectiv and transmitting payment to tendering Preferred Stockholders. Conectiv will pay all stock transfer taxes, if any, except in certain limited instances as may be described in the Offer Transmittal Letter and Proxy.

         The Board of Directors of ACE will consider the declaration of dividends on ACE's capital stock at its meeting on September 24, 1998. The regular quarterly dividend on the Preferred Stock, if, when and as declared will be paid on November 2, 1998 to holders of record as of the close of business on October 2, 1998. A holder of record of shares of Preferred Stock on October 2, 1998 who tenders such shares of Preferred Stock will be entitled to the regular quarterly dividend, regardless of when such tender is made. Holders of shares of Preferred Stock purchased pursuant to the Offer will not be entitled to any dividends in respect of any later dividend periods.

         Any holder of Tendered Shares will not be entitled to receive additional consideration in the form of a Cash Payment. As stated above the latter payment is payable only to Shares voted by Preferred Stockholders in favor of the Proposed Amendment provided that such Shares have not been tendered pursuant to an Offer and the Proposed Amendment is adopted, Preferred Stockholders who wish to tender their Shares must vote in favor of or consent to the Proposed Amendment. The Offer is conditioned upon, among other things, the Proposed Amendment being adopted at the Special Meeting.

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         If the Proposed Amendment is not adopted at the Special Meeting,
Conectiv may elect, but is not obligated, to waive such condition, subject to applicable law. In such case, ACE may either adjourn the Special Meeting or call another special meeting as promptly as practicable and solicit proxies for the same purpose i.e., securing stockholder approval of the Proposed Amendment. At such postponed or new meeting, Conectiv would vote any Shares acquired by it pursuant to the offer or otherwise in favor of the Proposed Amendment.

         To finance the purchase of any shares tendered, accepted for payment and paid for pursuant to the offer, Conectiv intends to use its general funds and/or incur short-term indebtedness in an amount sufficient to pay the Purchase Price for all tendered shares.

         Morgan Stanley Dean Witter will act as dealer manager ("Dealer Manager") for Conectiv in connection with the Offers. Conectiv proposes to agree to pay the dealer manager a fee for shares tendered, accepted for payment and paid for pursuant to the Offers and to reimburse the Dealer Manager for certain of its reasonable out-of-pocket expenses. In addition, Conectiv proposes to pay a solicitation fee to retail dealers for any shares tendered, accepted for payment and paid for pursuant to the Offers.

         If the Proposed Amendment is adopted at the meeting or in any event by December 31, 2000, Conectiv will sell and ACE will repurchase the shares for the Purchase Price plus expenses of sale. ACE will thereupon retire and cancel the shares. To finance its purchase of any Preferred Shares tendered or repurchased, ACE intends to issue debt securities pursuant to an order of the New Jersey Board of Public Utilities, which issue would be exempt from the requirements of Sections 9 and 10 of the Act under Rule 52 promulgated thereunder and/or to issue securities and guarantees using financing entities as authorized by this Commission under Release No. 26833 dated February 26, 1998 in File No. 70-9095.

         ACE states that it considers the restriction on unsecured debt to be a significant impediment to its ability to maintain financial flexibility and minimize financing costs to the detriment of both customers and shareholders. Conectiv and Ace requests that the declaration be permitted to become effective forthwith, pursuant to Rule 62(d).

         It appearing to the Commission that the declaration regarding the proposed solicitation of proxies should be permitted to become effective forthwith, pursuant to Rule 62(d):

         IT IS ORDERED, that the declaration regarding the proposed solicitation of proxies be, and it hereby is, permitted to become effective forthwith pursuant to Rule 62 and subject to the terms and conditions prescribed in Rule 24 under the 1935 Act.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                                                Jonathan G. Katz
                                                                       Secretary